Exhibit 99.11

Principal Officers:

Keith M. Braaten, P. Eng.

President & CEO

Jodi L. Anhorn, P. Eng.

Executive Vice President & COO

Officers / Vice Presidents:

Terry L. Aarsby, P. Eng.

Caralyn P. Bennett, P. Eng.

Leonard L. Herchen, P. Eng.

Myron J. Hladyshevsky, P. Eng.

Todd J. Ikeda, P. Eng.

Bryan M. Joa, P. Eng.

Mark Jobin, P. Geol.

John E. Keith, P. Eng.

John H. Stilling, P. Eng.

Douglas R. Sutton, P. Eng.

James H. Willmon, P. Eng.

CONSENT OF GLJ PETROLEUM CONSULTANTS LTD.

In connection with the filing of the annual report on Form 40-F (the “Form 40-F”) of Franco-Nevada Corporation with the U.S. Securities and Exchange Commission, the undersigned hereby consents to references to its name and to its involvement in the preparation of the reserve assessment and evaluation in respect of the oil and gas assets on Weyburn Unit, Midale Unit and Edson Property dated February 18, 2014, with an effective date of December 31, 2013 (the “Reserve Assessment”), and to the inclusion and incorporation by reference of information derived from the Reserve Assessment, included in the 2013 Annual Information Form of Franco-Nevada Corporation dated March 19, 2014 (the “AIF”), which is filed as an exhibit to, and incorporated by reference in, the Form 40-F.

The undersigned also consents to the incorporation by reference in the Registration Statements on Form F-3 (No. 333-190109), on Form S-8 (No. 333-176856) and on Form F-10 (No. 333-191835) of the references to its name in the AIF and the use of the Reserve Assessment and the information derived therefrom.

Yours truly,

GLJ PETROLEUM CONSULTANTS LTD.

“Originally Signed by”

John E. Keith, P. Eng.
Vice President

Dated: March 19, 2014

Calgary, Alberta

CANADA

4100, 400 – 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4H2 • (403) 266-9500 • Fax (403) 262-1855 • GLJPC.com